UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 1

FINJAN HOLDINGS, INC.

(Name of Subject Company)

FINJAN HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H303

(CUSIP Number of Class of Securities)

Philip Hartstein

President and Chief Executive Officer

Finjan Holdings, Inc.

2000 University Avenue, Suite 600

East Palo Alto, CA 94303
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jason Day

Jeffrey Beuche

Kara E. Tatman
Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, CO 80202
(303) 291-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Finjan Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on June 24, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CFIP Goldfish Merger Sub Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of CFIP Goldfish Holdings LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding Company’s common stock, par value $0.0001 per share (each such share, a “Share,” and collectively, the “Shares”) at a purchase price equal to $1.55 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2020, and in the related Letter of Transmittal, in each case, as may be amended from time to time.

Except for a correction to the Company’s CUSIP number on the cover page and as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements.”:

“Litigation Related to the Transactions.

On June 29, 2020, Lucas Barnes, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Offer and alleging breaches of fiduciary duties by the Company and the members of the Board in the U.S. District Court for the Northern District of California. The complaint is captioned Barnes v. Finjan Holdings, Inc. et al., case number 3:20-cv-04289. The complaint names as defendants the Company and each member of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. The complaint also alleges breaches of fiduciary duties owed to stockholders with respect to the sales process and Offer price. As relief, the complaint seeks, among other things, to enjoin the Offer, to rescind and set aside the Offer or rescissory damages should the Offer be consummated, certain declarations with respect to the Merger Agreement and directions with respect to the Board, other unspecified damages and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and the Company believes that the complaint lacks merit.

Also on June 29, 2020, Robert Grier, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Offer and alleging breaches of fiduciary duties by the members of the Board in the U.S. District Court for the Northern District of California. The complaint is captioned Grier v. Finjan Holdings, Inc. et al., case number 5:20-cv-04343. The complaint names as defendants the Company and each member of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act, and fiduciary duties arising under state law, by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, to preliminarily enjoin proceeding with, consummating or closing the Offer until the defendants disclose certain requested information, to rescind the Merger Agreement or grant rescissory damages, other unspecified damages and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and the Company believes that the complaint lacks merit.

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On July 2, 2020, Joseph Post, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Offer in the U.S. District Court for the District of Delaware. The complaint is captioned Post v. Finjan Holdings, Inc. et al., case number 1:20-cv-00900-UNA. The complaint names as defendants the Company, each member of the Board, CFIP Goldfish Holdings LLC and CFIP Goldfish Merger Sub Inc. The complaint alleges, among other things, that the defendants violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, to enjoin proceeding with, consummating or closing the Offer, to rescind and set aside the Offer or rescissory damages should the Offer be consummated, to require the filing of a corrected Schedule 14D-9 Solicitation/Recommendation Statement and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and the Company believes that the complaint lacks merit.

On July 5, 2020, Anthony Veloso, a purported stockholder, filed a lawsuit challenging certain disclosures made in connection with the Offer in the U.S. District Court for the Eastern District of New York. The complaint is captioned Veloso v. Finjan Holdings, Inc., et al., case number 1:20-cv-02964. The complaint names as defendants the Company and each member of the Board. The complaint alleges, among other things, that the defendants violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, to preliminarily and permanently enjoin the Offer until the defendants disclose certain requested information, to rescind and set aside the Offer or rescissory damages should the Offer be consummated and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and the Company believes that the complaint lacks merit.

Additional lawsuits arising out of or relating to the Offer and/or the Merger may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily disclose such additional filings.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2020

FINJAN HOLDINGS, INC.

By:	/s/ Philip Hartstein
Name:	Philip Hartstein
Title:	President and Chief Executive Officer

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